KWESST Confirms Details of the US IPO and Canadian Offering

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

December 6, 2022 - Ottawa - KWESST Micro Systems Inc. (TSXV: KWE) ("KWESST" or "the Company") today announces the pricing of (i) the Company's initial public offering (the "US IPO") in the United States of 2,500,000 units (the "US Units"), at a price of US$4.13 per US Unit and (ii) the Company's simultaneous Canadian public offering (the "Canadian Offering") of 726,392 units (the "Units") at a price of US$4.13 per Unit. The aggregate gross proceeds from both offerings will be approximately US$13,325,000, before deducting underwriting discounts and offering expenses.

KWESST intends to use the aggregate net proceeds for working capital, including commercial roll-out of PARA OPS in the United States, and for the repayment of certain outstanding loans and other general corporate purposes. KWESST may also use of a portion of the net proceeds for acquisitions or strategic investments in complementary businesses or technologies. Both offerings are expected to close on December 9, 2022, subject to satisfaction of customary closing conditions.

US IPO

The common shares and warrants comprised in the US Units offered in the US public offering, are expected to begin trading on the Nasdaq Capital Market on December 7, 2022 under the symbols "KWE" and "KWESW", respectively. ThinkEquity LLC ("ThinkEquity") acted as sole book running manager for the US public offering.

Each US Unit consists of one common share and one warrant to purchase one common share of the Company (a "US Warrants"). Each US Warrant entitles its holder to purchase one additional common share for a period of five years from closing at an exercise price of US$5.00 per share.

In addition, KWESST has granted the underwriter a 45-day option to purchase up to an additional 375,000 common shares and/or pre-funded common share purchase warrants and/or 375,000 warrants to purchase common shares to cover over-allotments, if any.

The US IPO is made only by means of a prospectus, which, for the avoidance of doubt, does not constitute a "prospectus" in any Province or Territory of Canada under applicable Canadian securities legislation and has not been reviewed by any securities regulatory authority in any Province or Territory of Canada. A registration statement, including a prospectus, relating to the US IPO was filed with, and declared effective by, the U.S. Securities and Exchange Commission. A copy of the registration statement related to the US IPO may be obtained on the SEC's website, www.sec.gov, or from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004, by telephone at (877) 436-3673, or by email at prospectus@think-equity.com.

Canadian Offering

The common shares comprised in the Units are expected to begin trading on the TSX Venture Exchange  on December 9, 2022 under the ticker "KWE". PI Financial Corp. ("PI Financial") acted as sole book runner and underwriter for the Canadian offering.

Each Unit is comprised of one common share in the capital of the Company and a common share purchase warrant (a "Warrant"). Each Warrant entitles its holder to purchase one additional common share of the Company for a period of five years from closing at an exercise price of US$5.00 per share.

KWESST has also obtained on November 28, 2022 a receipt for its amended and restated short form base PREP prospectus filed with the securities regulatory authorities in each of the provinces of Canada, except Québec, and has also filed today a supplemented PREP prospectus with such authorities. A copy of the amended and restated short form base PREP prospectus and supplemented PREP prospectus related to the Canadian Offering can be found under the Company's profile on SEDAR at www.sedar.com. Copies may be obtained by email at: syndication@pifinancial.com.

The Units, and the common shares and Warrants comprised in the Units offered under the Canadian offering, as well as the common shares underlying the Warrants, have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the "United States" or "U.S. persons" (as such terms are defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an exemption therefrom.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any securities in the "United States" or to "U.S. persons " (each as defined in Regulation S under the U.S. Securities Act). Securities may only be offered or sold within the United States or to U.S. persons if registered under the U.S. Securities Act and all applicable state securities laws or pursuant to an exemption from such registration requirements.

For more information, please visit https://kwesst.com/

Contact: Steve Archambault, CFO, archambault@kwesst.com or (613) 317-3941

 Jason Frame, Investor Relations: frame@kwesst.com

About KWESST

KWESST develops and commercializes breakthrough next-generation tactical systems that meet the requirements of security forces and personal defense for overmatch capability against adversaries. The company's current portfolio of unique proprietary offerings include its unique non-lethal PARA OPSTM system with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST is also engaged in the digitization of tactical forces for shared situational awareness and targeting with its signature TASCS (Tactical and Situational Control System) for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include counter-measures against threats such as electronic detection, lasers and drones. These include the PhantomTM electronic battlefield decoy system to mask the electromagnetic signature of friendly forces with decoy signatures at false locations to deceive and confuse adversaries; a Battlefield Laser Detection System to counter the growing threat of weaponized lasers against personnel; and, GhostNetTM, a developmental technology for neutralizing small hostile drones without collateral damage.  These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with ATAK. The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE. The common shares of KWESST trade on the TSXV under the symbol KWE.

Forward-Looking Information and Statements

This press release contains "forward-looking information" within the meaning of Canadian Securities laws, which may include, but are not limited to: the closing of the Canadian and US Financing; and KWESST's business, production and products. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such information and statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such information and statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including risks relating to: the failure to complete the Canadian and US Financing; the failure to obtain TSXV approval; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the ability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Securities Administrators; and many other factors beyond the control of KWESST.

Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information or statement can be guaranteed. Except as required by applicable securities laws, forward-looking information and statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of the release.